21002791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2021
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Gaming Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3930 Howard Hughes Parkway, Suite 230
(No. and Street)

Las Vegas	NV	89169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Lerner | (702) 866-0746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, William J. Lerner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Gaming Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DMYTRO VYSHNEVSKYY
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 10-01-2022
Certificate No: 18-4483-1

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION GAMING SECURITIES, LLC
TABLE OF CONTENTS

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Union Gaming Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Union Gaming Securities, LLC. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements are fairly stated in all material respects.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
February 15, 2021

UNION GAMING SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2020

Assets

Cash	$	1,699,964
Accounts receivable - net		497,170
Accounts receivable related parties		23,778
Prepaid expenses		28,932
Property and equipment, net		5,465
Other current assets		173
Total assets	$	2,255,482

Liabilities and Member's Equity

Liabilities

Current liabilities:		
Accounts payable	$	8,161
Accounts payable related parties		1,961
Accrued expenses		11,000
Accrued discretionary bonus expense		840,000
Total current liabilities		861,122
Total liabilities		861,122

Member's Equity

Total member's equity		1,394,360
Total liabilities and member's equity	$	2,255,482

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been consistently applied in the preparation of the financial statements.

Nature of business and organization
Union Gaming Securities, LLC (the "Company") was organized in the State of Nevada on April 17, 2009 and specializes in equity and debt offerings, private placements, strategic advisory services, equity and debt research, and mergers and acquisitions. As a limited liability company, the sole managing member of the Company, Union Gaming Group LLC (the "Parent Company"), per the Company's operating agreement, shall not be held liable under any judgment, decree or order of a court, or in any other manner for the debts, obligations or other liabilities of the Company. Lastly, the Company does not have a finite life and the Company shall only be dissolved if the Member determines to dissolve the Company.

The Company is registered as a broker-dealer under SEC Rule 15c3-1(a)(2)(ii) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is licensed to conduct securities business in various states. The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 pursuant to Rule (k)(2)(i).

The Company is a wholly owned subsidiary of the Parent Company and is under common ownership with the Parent Company's wholly owned subsidiary, Union Gaming Analytics, LLC (UGA), a consulting firm that performs economic feasibility and impact studies for corporate and government entities. The Company shares its main office with the Parent Company and UGA.

Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainty of future events, economic, environmental and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accounting estimates used in the preparation of the Company's financial statements will change as new events occur, more experience is acquired, as additional information is obtained, and as the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates and refinement of estimation methodologies are reflected in the financial statements.

Cash
The Company maintains cash deposits in an institution which is insured by the Federal Deposit Insurance Corporation. This government corporation insures balances up to $250,000.

Revenue recognition and performance obligations
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services. Revenues from underwriting and private placement activities and research services are

recorded at the point in time when the Company's meets its performance obligations. Revenue from advisory services is recognized over time as the Company meets its performance obligations.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2020:

Performance obligations satisfied at a point in time	$ 2,541,937
Peromance obligations satisfied over time	2,662,527
Total revenue	$ 5,204,464

Property and Equipment
Equipment is stated at cost. Major renewals and improvements are charged to asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of respective assets, are expensed. At the time equipment is retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales of such assets are credited or charged to income.

The Company's equipment consists of televisions, telephones, software, computers, desks and other office equipment which is valued at cost and depreciated using the straight-line method over a period of five years for furniture and three years for computer and other related equipment.

Income taxes
The Company is treated as a disregarded limited liability company for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are allocated to and reported on the Parent Company's tax returns and, ultimately on the returns of the Parent Company's members' tax returns. Accordingly, no provision for income tax is included in the financial statements. The Parent Company files income tax returns with the U.S. and state governments. The Company follows the provisions issued by FASB relating to accounting for uncertainty in income taxes which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements, which is applicable to all open tax years.

The open tax years for the Company are 2017 to 2019. The Company does not have any unrecognized tax benefits or liabilities as of December 31, 2020. The Company recognizes interest and, if applicable, penalties for any uncertain tax positions, as a component of income tax expense. No interest or penalty expense was recorded, or accrued, by the Company for the year ended December 31, 2020.

Recently issued accounting pronouncements
In May of 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

The Company adopted ASC 606, effective January 1, 2019, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of stockholder's equity and other affected accounts at January 1, 2019. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company does not hold a lease and does not recognize lease assets and liabilities on its balance sheet. The Company receives a monthly rent allocation from its parent, Union Gaming Group, pursuant to a shared services agreement. See Note 5 Related Parties for more detail on this arrangement.

Note 2. Accounts Receivable

As of December 31, 2020, the Company maintained a total of $500,948 in accounts receivable, consisting of receivables attributable to strategic advisory fees, research service fees and travel reimbursements. $23,778 of the Company's total accounts receivable balance relates to amounts owed to the Company from affiliates.

The collectability of accounts receivable is regularly evaluated based on a combination of factors such as customer credit worthiness, past transaction history with the customer, and current economic industry trends. If it is determined that a customer will be unable to fully meet its financial obligation such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt will be recorded to reduce the related receivable to the amount expected to be recovered. Provisions established for doubtful accounts represent a charge to operations at the time management determines accounts may become uncollectible.

Note 3. Equipment

The Company's furniture and equipment consists of televisions, telephones, software, computers, desks and other office equipment which are valued at cost and depreciated using the straight-line method over five years for furniture and three years for computer and related equipment.

Depreciation expense of $7,550 is included in the statement of operations for the year ended December 31, 2020. Property and equipment at December 31, 2020 consists of:

	Cost	Accumulated Depreciation	Net
Televisions	$ 4,359	$ 4,359	$ -
Computer Equipment	97,107	91,850	5,257
Furniture	11,989	11,781	208
	$ 113,455	$ 107,990	$ 5,465

Note 4. Member's Equity

The Company's articles of organization provide for the authorization of one thousand (1,000) membership units. Each membership unit represents an ownership interest in the Company. Members have all the rights and obligations that normally pertain to members of a Nevada Limited Liability Company. As of December 31, 2020, the Company issued all of the 1,000 membership units outstanding. On November 13, 2009, the Company issued 1,000 membership units to the Parent Company, the Company's managing member, for a capital investment totaling $6,000. For the year ended December 31, 2020, the Company distributed a total of $2,971,150 to the Parent Company, $891,888 of which consisted of non-cash private company interests.

Note 5. Related Parties

On January 1, 2019, the Company entered into shared services agreements with the Parent Company and UGA. Under its shared services agreement with the Parent Company, the Company agreed to reimburse the Parent Company for certain shared office expenses incurred. For the year ended December 31, 2020, the Company incurred $164,231 in recurring shared office expenses born by the Parent based on a combination of the proportionate share of personnel working on behalf of the Company and relative square footage of shared office space dedicated to the Company's activities. Such services include rent and associated overhead expenses. The Company also incurred a total of $93,652 in shared personnel expenses relating to UGA employees assisting the Company in conducting analytical support for investment banking activity. As of December 31, 2020, the Company owed UGA $1,951 for such services.

Note 6. Commitments

Pursuant to the shared service agreement held with its Parent, the Company is obligated to pay a portion of the recurring monthly expenses incurred by the parent including accounting services, rent, health insurance, telephone, tech support and internet.

Note 7. Net Capital Requirements

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15-to-1. In accordance with Securities and Exchange Act Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. As of December 31, 2020, the Company maintained net capital, as defined, of $1,678,842 which was in excess of its required net capital by $1,578,842.

Note 8. Subsequent Events

Management has evaluated subsequent events through February 15, 2021, the date which the financial statements were available to be issued.

As a result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

Subsequent to December 31, 2020 through the date of the financial statements, the Company distributed a total of $750,000 to the Parent Company.

As of December 31, 2020, the company maintained an accrued liability of $840,000 representing discretionary bonus payments intended to be made by the Company personnel within the first calendar quarter of 2020.

In accordance with the provision set forth in FASB ASC Topic 855, *Subsequent Events,* management has evaluated subsequent events through February 15, 2021. Management has determined that there are no other material events that would require adjustment to or disclose in the Company's financial statements.